UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

HONDA MOTOR CO., LTD.

(Translation of Registrant’s name into English)

Japan	001-07628	98-0337854
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Narushi Yazaki, Honda North America, Inc., ir@hna.honda.com, (212)707-9920

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

Honda Motor Co., Ltd. (“Honda” or “registrant”) develops, produces, and manufactures a variety of motor products, including motorcycle, automobile and power products.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Honda has determined that tin, tantalum, tungsten and gold (“conflict minerals”) are necessary to the functionality or production of the majority of motorcycle, automobile and power products manufactured by Honda or contracted by Honda to be manufactured. Accordingly, Honda has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding such conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or its adjoining countries or are from recycled or scrap sources. For the RCOI, Honda conducted a supply chain survey using the Conflict Minerals Reporting Template published by the Conflict-Free Sourcing Initiative.

Based on the RCOI, Honda has exercised due diligence on the source and chain of custody of such conflict minerals that conforms to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), an internationally recognized due diligence framework. However, Honda was unable to determine that its necessary conflict minerals did not originate in the DRC or its adjoining countries or did come from recycled or scrap sources; accordingly, Honda has prepared a Conflict Minerals Report, which is filed as Exhibit 1.01 hereto.

A copy of Honda’s Conflict Minerals Report is available at the following website:

http://world.honda.com/investors/library/

Item 1.02	Exhibit

A copy of Honda’s Conflict Minerals Report is filed as Exhibit 1.01 to this specialized disclosure report.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HONDA MOTOR CO., LTD.

By:	/s/ Kohei Takeuchi	May 27, 2015
Name:	Kohei Takeuchi	(Date)
Title:	Managing Officer and Director Chief Financial Officer